Filed by NXP Semiconductors N.V.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Freescale Semiconductor, Ltd. (Commission File No. 001-35184)

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between NXP Semiconductors N.V. (“NXP”) and Freescale Semiconductor, Ltd. (“FSL”).

Important Information For Investors and Shareholders

In connection with this proposed business combination, NXP has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that includes a definitive joint proxy statement of NXP and FSL that also constitutes a definitive prospectus of NXP. The registration statement was declared effective by the SEC on June 1, 2015. Each of NXP and FSL may file with the SEC other documents in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF NXP AND FSL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. The definitive joint proxy statement/prospectus will be delivered to shareholders of NXP and FSL on or about June 2, 2015. Investors and security holders are able to obtain free copies of the definitive joint proxy statement/prospectus and other documents filed with the SEC by NXP and/or FSL through the internet website maintained by the SEC at http://www.sec.gov. Copies of the definitive joint proxy statement/prospectus and the other documents filed with the SEC by NXP are also available free of charge on NXP’s Investor Relations internet website at http://www.nxp.com/investor or by contacting NXP’s Investor Relations Contact by phone at 1-408-518-5411. Copies of the definitive joint proxy statement/prospectus and the other documents filed with the SEC by FSL are available free of charge on FSL’s Investor Relations internet website at http://investors.freescale.com or by writing to Freescale Semiconductor, Ltd., c/o Freescale Semiconductor, Inc., 6500 William Cannon Drive West, Austin, Texas 78735, Attention: Investor Relations or by phone at
1-512-895-2454.

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between NXP and FSL are “forward-looking” statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely,” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. These forward-looking statements, which are subject to numerous factors, risks and uncertainties about NXP and FSL, may include projections of their respective future business, strategies, financial condition, results of operations and market data. These statements are only predictions based on current expectations and projections about future events. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected, including the risk factors set forth in the definitive joint proxy statement/prospectus, NXP’s most recent Form 20-F and FSL’s most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

•	the failure to consummate or delay in consummating the proposed transaction;

•	the timing to consummate the proposed transaction;

•	the risk that a condition to closing of the proposed transaction may not be satisfied;

•	the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•	NXP’s and FSL’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•	the ability of either NXP or FSL to effectively integrate their businesses; and

•	the diversion of management time on transaction-related issues.

FSL’s and NXP’s forward-looking statements are based on assumptions that may not prove to be accurate. Neither FSL nor NXP can guarantee future results, level of activity, performance or achievements. Moreover, neither FSL nor NXP assumes responsibility for the accuracy and completeness of any of these forward-looking statements. FSL and NXP assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

***

The following is a transcript of an investor conference call hosted by NXP Semiconductors N.V. on July 30, 2015.

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EDITED TRANSCRIPT

NXPI - Q2 2015 NXP Semiconductors NV Earnings Call

EVENT DATE/TIME: JULY 30, 2015 / 12:00PM GMT

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JULY 30, 2015 / 12:00PM GMT, NXPI - Q2 2015 NXP Semiconductors NV Earnings Call

CORPORATE PARTICIPANTS

Jeff Palmer NXP Semiconductors N.V. - VP of IR

Rick Clemmer NXP Semiconductors N.V. - President and CEO

Peter Kelly NXP Semiconductors N.V. - CFO

CONFERENCE CALL PARTICIPANTS

William Stein SunTrust Robinson Humphrey - Analyst

Chris Caso Susquehanna Financial Group - Analyst

Vivek Arya BofA Merrill Lynch - Analyst

C.J. Muse Evercore ISI - Analyst

Blayne Curtis Barclays Capital - Analyst

Ross Seymore Deutsche Bank - Analyst

Steve Smigie Raymond James & Associates, Inc. - Analyst

Vijay Rakesh Mizuho Securities - Analyst

Tore Svanberg Stifel Nicolaus - Analyst

Stacy Rasgon Bernstein Research - Analyst

Ambrish Srivastava BMO Capital Markets - Analyst

Mark Lipacis Jefferies LLC - Analyst

John Pitzer Credit Suisse - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the second-quarter 2015 NXP Semiconductors earnings conference call. My name is Kayley, and I’m your operator for today.

As a reminder, this call is being recorded for replay purposes.

Now I would like to hand it over to Mr. Jeff Palmer, Vice President of Investor Relations. Please proceed, sir.

Jeff Palmer - NXP Semiconductors N.V. - VP of IR

Thank you, Kayley, and good morning, everyone. Welcome to the NXP Semiconductor second-quarter 2015 earnings call. With me on the call today is Rick Clemmer, NXP’s President and CEO; and Peter Kelly, NXP’s CFO.

If you have not obtained a copy of our second-quarter 2015 earnings press release, it can be found at our Company website under the investor relations section at nxp.com. Additionally, we have posted on our investor relations website a supplemental earnings summary presentation and a document of our historical financials to assist in your modeling efforts. This call is being recorded, and will be available for replay from our corporate website.

Our call today will include forward-looking statements that involve risks and uncertainties that could cause NXP’s results to differ materially from management’s current expectations. These risks and uncertainties include, but are not limited to, statements regarding the macroeconomic impact on the specific end markets in which we operate, the sale of new and existing products, and our expectations for financial results for the third quarter of 2015.

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JULY 30, 2015 / 12:00PM GMT, NXPI - Q2 2015 NXP Semiconductors NV Earnings Call

Please be reminded that NXP undertakes no obligation to revise or update publicly any forward-looking statements. For a full disclosure on forward-looking statements, please refer to our press release.

Additionally, during our call today we will make reference to certain non-GAAP financial measures which exclude the impact of purchase price accounting, restructuring, stock-based compensation, impairment, and other charges that are driven primarily by discrete events that management does not consider to be directly related to NXP’s underlying core operating performance. Pursuant to regulation G, NXP has provided reconciliations of the non-GAAP financial measures to the most directly comparable GAAP measures in our second-quarter 2015 earnings press release, which will be furnished to the SEC on Form 6-K and is available on NXP’s website in the investor relations section at nxp.com.

Before we start the call today, I’d like to highlight the investor events we will be attending during the third quarter. On August 11, we will attend the Pacific Crest TMT conference in Vail. On August 25, we will attend the Jefferies Corporate Access Day in Chicago. On September 16, we will attend the Deutsche Bank technology conference in Las Vegas.

Now I’d like to turn the call over to Rick.

Rick Clemmer - NXP Semiconductors N.V. - President and CEO

Thanks, Jeff, and welcome, everyone, to our earnings call today. Our second-quarter results were quite good, with product mix essentially in line with our expectations, combined with solid cost control driving better operating profitability, results in earnings per share above the high end of our guidance range. Specifically, NXP delivered total revenues of $1.51 billion, up about 12% from a year ago period, and up about 3% sequentially, in line with our guidance range.

While we are pleased with the results of the second quarter, and our view of continued share gains in our target markets, we’ve witnessed a clear change in market demand. Conversations with both customers and channel partners reflect an increased sense of caution. To be clear, the uncertainty of our customers are highlighting is the realization of a slower growth macro environment, but not a material downturn. It’s this backdrop, combined with the inventory connection that is taking place in RF Power market that is coloring our view into the third quarter, which Peter will provide more details on later in the call.

Now turning to our segment performance, HPMS segment revenue was $1.15 billion, up 16% on a year-on-year basis, and up about 4% sequentially. The second quarter marks the 12th consecutive quarter of double-digit year-on-year growth for the HPMS segment. The HPMS segment is our key focus area of growth, and our track record demonstrates clear outperformance in net share gains relative to our peer group, which we believe is a sustainable long-term advantage.

Moving on to the end market details of the quarter, automotive revenue was $310 million, a new all-time high for the group. Additionally, we are on an annual run rate to achieve record revenue levels in Japan, a geographic region of strategic focus. During the quarter, revenue grew about 8% from the same period a year ago, and up nearly 3% sequentially. We experienced solid and continued demand for entertainment, keyless entry, and in-vehicle networking products, offset by slight headwinds in our auto sensor business.

In the secure interfaces and power group, revenue was $303 million, up 29% from the same period in the prior year, and up about 4% sequentially, and slightly better than our expectation. During the quarter, we continued to see very good demand for interface products, as well as accelerating traction for our RF small signal or smart antenna solutions. This was largely offset by anticipated sequential declines of RF Power products used in the base station market, though still up strongly versus the prior-year period. As you recall, we have been in a significant supply shortage during 2014, and began to see an equilibrium of demand and supply emerge late 2014 and Q1 of 2015.

Entering Q2, we have anticipated and saw a more moderate demand environment. What has occurred and what is impacting our third-quarter outlook is our customers are continuing to reduce orders in light of uncertain demand, reportedly as the result of the ongoing government bribery investigations taking place within the China telecom industry.

In secure connected devices, revenue was $276 million, up 39% from the same period in the prior-year, and down 4% sequentially. This was slightly below our expectations, driven by declines for mobile transactions and a less-than-robust rebound in demand for our point-of-sale and mobile audio products designed into android smartphones for the emerging market.

Revenue and secure identification solutions revenue was $257 million, down 4% from the same period in the prior year, and up 16% sequentially. During the quarter, we expected and we saw strong improvement in demand for bank card products, primarily for dual interface products in China, as well as continued traction for contact solutions in the US market. We also experienced ramps of new eGovernment programs.

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JULY 30, 2015 / 12:00PM GMT, NXPI - Q2 2015 NXP Semiconductors NV Earnings Call

Finally, turning to the Standard Product segment, revenue was $322 million, up 2% compared to the year-ago period, and flat versus the prior quarter.

Turning now to our distribution channel performance, total sales in distribution were up 8%, with sales out of distribution also up 7%. The total months of inventory in the distribution channel were 2.3 months, at the low end of our long-term targets. Absolute dollars of inventory in the channel declined about 1% on a sequential basis.

Before turning the call over to Peter, I’d like to provide you with an update on the announced merger between NXP and Freescale Semiconductor. During the quarter, we were able to achieve two significant milestones. First, we announced the sale of NXP’s RF Power business to JAC Capital, a fundamental requirement we anticipated to obtain regulatory approval of the merger.

Secondly, we achieved very strong shareholder approval for the proposed merger at our recent extraordinary shareholders meetings. The remainder of the regulatory approval process is progressing as we had originally anticipated, and we believe we are on track to close the transaction in the fourth quarter of 2015.

We continue to make very good progress on the integration planning of the two companies. We are excited about creating a true industry leader, focused on delivering differentiated product solutions which we believe will create significant value for our customers and shareholders.

In summary, our Q2 results were quite good. We continued to deliver improving operating profitability and very strong earnings growth, while at the same time continuing to invest in the Business to fuel future growth. While the current environment does pose short-term challenges, we view this as more of a pause than a significant downturn in demand.

Now I’d like to turn the call over to Peter to discuss the financial details of the quarter.

Peter Kelly - NXP Semiconductors N.V. - CFO

Thanks, Rick, and good morning to everyone on today’s call. I apologize in advance if I have to stop and cough during my remarks, but I’ve had a little bit of a cold recently. As Rick has already covered the drivers of the revenue during the quarter, I’ll move to the financial highlights.

In summary, Q2 was a very good quarter. We delivered record non-GAAP operating profit margin and earnings per share. Non-GAAP operating profit was 28% (sic - see press release, “non-GAAP operating margin”), and non-GAAP EPS was $1.44, both of which were above the high end of our guidance. Cash flow was very strong, and our leverage ratio of 1.43 times continues to be substantially below our long-term target, as we prepare to finance the Freescale merger.

Focusing on the details of Q2, total revenue was $1.51 billion, up nearly 12% year on year, and in line with our expectations. We generated $734 million in non-GAAP gross profit, and reported a non-GAAP gross margin of 48.7%.

Turning to our reportable segments, within the HPMS segment, revenue was $1.15 billion, up 16% year on year, and about 4% over the previous quarter. Non-GAAP gross margin was 53.7%, 60 basis points below Q1, and non-GAAP operating margin improved by 140 basis points to 30.3% as a result of improving expense management.

Within our Standard Products segment, revenue was $322 million, up about 2% year on year, and essentially flat versus the first quarter. Non-GAAP gross margin, at 35.1%, was essentially flat on the prior quarter. Non-GAAP operating margin was 23.3%, a 40-basis-point increase sequentially.

Total non-GAAP operating expenses were $317 million, down $9 million on a sequential basis. From a total operating profit perspective, non-GAAP operating profit was $418 million, and non-GAAP operating margin was 27.8%, up 160 basis points sequentially.

Interest expense was $36 million, $2 million higher than guidance, as we’ve issued $1 billion of new debt here in the quarter to fund the announced Freescale merger. Non-controlling interest was $21 million, and cash taxes were $10 million. This resulted in total NXP non-GAAP earnings per share of $1.44, above the high end of our guidance. This is up 32% year on year, and 7% on the first quarter. Stock-based compensation, which is not included in our non-GAAP earnings, was $36 million.

I’d now like to turn to the changes in our cash and [debt]. Our total debt at the end of Q2 was $5 billion; and as previously noted, we raised $1 billion in new debt, issuing two unsecured bonds during the quarter. As a result, cash at the end of Q2 was $2.4 billion, and net debt was $2.6 billion. We exited the quarter with a trailing 12-month adjusted EBITDA of approximately $1.83 billion, and our ratio of net debt to trailing 12-month adjusted EBITDA at the end of Q2 was 1.43 times, and our non-GAAP interest coverage increased to 11.6 times.

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JULY 30, 2015 / 12:00PM GMT, NXPI - Q2 2015 NXP Semiconductors NV Earnings Call

Turning to working capital metrics, days of inventory were 95 days. Please note that the days of inventory calculation includes $55 million of inventory, mainly relating to our RF Power and bipolar power business, which is excluded from the inventory figure in the balance sheet, as we have classified these products as assets held for sale. Days receivable were 32 days, a decline of two days sequentially; and days payable were 86 days, a decline of four days. Taken together, our cash conversion cycle was 41 days, versus the 36 days in the prior quarter.

Cash flow from operations was $351 million, and net CapEx was $89 million, resulting in non-GAAP free cash flow of $262 million. We repurchased approximately 1.7 million shares for a total cost of about $162 million, or an average of $95.26 per share.

If I could pause for a second and just talk to our expectations on net debt to trailing 12-month adjusted EBITDA leverage — at the time of the merger announcement, we mentioned we thought we would have a leverage ratio of about 3 times when we close the transaction. And that it would take us approximately six quarters post-close to get back to a ratio of 2 times net debt. Given the announced sale of our RF Power business, and assuming a fourth-quarter close, we now will have a leverage ratio of around 2.5 times at the time of the close, and we should hit our 2 times target by the summer of 2016.

Now I’d like to provide our outlook for Q3. We currently anticipate total revenue will be in the range of up 1% to up 5% sequentially. At the midpoint, we expect total revenue to be up about 3% in Q3, reflecting the following trends in the Business: auto is expected to be essentially flat; secure identification solutions is expected to be up in the mid-single-digit range; secure connected devices is expected to be up about 20% sequentially, a little weaker than previously expected, as we see some weakness in the China and the android market.

Secure interface and Power is expected to be down in the high single-digit range, much lower than originally expected, as we see a nearly 40% reset in RF Power business as the base station OEMs try to manage their supply chain. Standard Products is expected to be up in the low single-digit range sequentially, and we anticipate revenue from the combination of manufacturing, and corporate and other, to be approximately $33 million.

Taken together, total NXP revenue should be in the range of $1.52 billion to $1.57 billion, or about $1.55 billion at the midpoint. We expect non-GAAP gross profit to be about 48.8%. Operating expenses are expected to be up about $4 million to $321 million, and this translates into a non-GAAP operating profit in the range of $424 million to $448 million, or about 28% operating margin at the midpoint.

Interest expense will increase quarter on quarter by about $10 million, approximately $45 million, as a result of the new debt taken on to refinance the merger. Cash taxes are expected to be roughly $8 million, and non-controlling interest should be about $18 million. Stock-based compensation should be about $37 million, which is excluded from our guidance. Diluted share count is assumed to be the same as the second quarter at 243.3 million shares.

Taken together, this translates into a non-GAAP earnings-per-share range of $1.45 to $1.55, or $1.50 per share at the midpoint of our guidance. And this $1.50 includes the additional $0.04 of interest costs we put in place to help fund the merger.

So, I’d like to turn the call back to the operator, and Rick and I will be happy to answer your questions.

QUESTION AND ANSWER

Operator

(Operator Instructions)

William Stein with SunTrust.

William Stein - SunTrust Robinson Humphrey - Analyst

Congrats on the very good results. I think, Peter, last quarter you gave us a sort of preview on both Q3 and Q4 revenue growth. I’m not sure I heard any update on the Q4 outlook acknowledging that you cited a weaker macro environment. I’m wondering if you can update that Q4 view, please?

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JULY 30, 2015 / 12:00PM GMT, NXPI - Q2 2015 NXP Semiconductors NV Earnings Call

Peter Kelly - NXP Semiconductors N.V. - CFO

We didn’t, Will. And to be honest, the real reason is it’s [roughly] difficult to say what Q4 is now because clearly we will be excluding RF Power and we will be including Freescale. So giving a full-year revenue really doesn’t make any sense anymore. What I would say, though, is if you look at what we said three months ago and what we said now, with the exception of RF Power, where clearly there’s some sort of inventory reset going on, I’m not sure I would change our view substantially. I think people are being a little bit more conservative in view of the market and there does appear to be a little bit of nervousness. As Rick said in his prepared remarks, we’re not really seeing any fundamental changes. So we’re pretty comfortable given what we said now and given what we said three months ago, other than RF Power.

William Stein - SunTrust Robinson Humphrey - Analyst

That’s very helpful. If I can have one follow-up, there’s been quite a bit of news about hacking in the automotive end-market with one big auto OE in particular. It would seem NXP has a portfolio that’s well-suited to security there. Can you comment on any current or near-term revenue opportunity to address that issue in the market? Thank you.

Rick Clemmer - NXP Semiconductors N.V. - President and CEO

When you think about the challenges associated with hacking in automotive, I think it’s a significant opportunity for NXP as we talk about bringing security to the car. We’ve had ongoing discussions with the automotive manufacturers for some time, but as you might imagine those discussions are clearly accelerating in the near term. We presented both some virtually immediate solutions on the gateway to the [card] and some interesting innovative solutions to be able to bring security to our in-vehicle networking. And then, frankly, with the transaction associated with Freescale, the ability to bring security on the automotive microcontrollers side as well.

So we see some significant opportunities and are deeply engaged in discussions with how we can help the car companies to be able to provide a safer, more secure car. And one of the things that we want to be sure is, is that we move aggressively in this area so that we can truly be able to facilitate the opportunity and help all of our customers make their cars safer relative to the public.

William Stein - SunTrust Robinson Humphrey - Analyst

Thanks, Rick.

Peter Kelly - NXP Semiconductors N.V. - CFO

Will, I missed something I should have said. I guess, on the one hand, you’d say the market is incrementally more nervous or maybe even incrementally a little bit weaker, but I think the other thing that’s maybe different from three months ago is our margins are incrementally more positive. So I’m very, very pleased with the way our margin trends are going.

William Stein - SunTrust Robinson Humphrey - Analyst

I think there’s a question there, but I’ll let someone else take it. Thank you.

Operator

Chris Caso with Susquehanna Financial. If your phone is on mute, please unmute.

Chris Caso - Susquehanna Financial Group - Analyst

Sorry about that. Just wondered if you could expand a bit on the comments of the leverage ratio and achieving that ratio by the summer of 2016. Once you get to that ratio, I guess what you have said in the past is you would take a look at which is more accretive use of cash, buyback or reducing debt further. Should we assume by that once — assuming the stock is around current levels, that you would switch the use of cash from paying down debt to resuming your buyback once you’ve achieved those ratios?

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JULY 30, 2015 / 12:00PM GMT, NXPI - Q2 2015 NXP Semiconductors NV Earnings Call

Peter Kelly - NXP Semiconductors N.V. - CFO

Well, I think even at high levels we’d be buying back stock. What we have said in the past is that we’d return all excess cash to shareholders. The point about being a 2 times net debt by summer of next year, what we’re trying to say there is summer of next year basically all of our cash will go back into being returned to shareholders either by buybacks or possibly we’d introduce a dividend at some stage. I felt very comfortable buying off stock at $96 through the quarter. I think I’ve said in the past I don’t really look at what we are from the perspective of a multiple; what I do is a discount cash flow and I’m really, really comfortable buying off stock at the moment.

Rick Clemmer - NXP Semiconductors N.V. - President and CEO

I think the real key is, the proceeds from the sale of our RF Power business clearly changes the original guidance we gave at the time of the announcement of the transaction. So that, with the continued strong performance of NXP, puts us in a great position to really be back below our long-term objective of 2 times annualized EBITDA by the middle of next year — or by the spring of next year, sorry.

Chris Caso - Susquehanna Financial Group - Analyst

As a follow-up, with regard to the Freescale transaction, you had talked at the time of a certain amount of cost synergies, and what you expected to get out of the deal. Given we’ve had a couple of months pass, you’ve obviously seen Freescale’s results. And actually your own OpEx is a bit lower than what we had expected. Is there any change with regard to what your expectations are regarding the accretion or the cost synergies post the transaction?

Peter Kelly - NXP Semiconductors N.V. - CFO

No. We’d say what you want to do is you should take your view of Freescale and your view of NXP, add them together and add $500 million of profit. So at the moment, we can only plan and we’re doing lots and lots of planning. There’s nothing that has indicated to do that we can’t do the $500 million and we would expect $200 million of that next year.

Rick Clemmer - NXP Semiconductors N.V. - President and CEO

I think the one thing that we have not talked about and we continue to feel better about all the time with the discussions is the opportunities on the revenue synergy. As we look at the feedback from our customers and the opportunities they talk to, we actually believe that, that could be even more significant than what we had thought originally. But since that doesn’t really happen in the first year or so, we did not commit to that at the time of the announcement of the transaction. But we continue to be very excited about the combination of the two product portfolios and the opportunity it creates for our customers to really have an advantage with the more complete solutions that we can bring to the marketplace.

Chris Caso - Susquehanna Financial Group - Analyst

Great. Thank you.

Operator

Vivek Arya with Bank of America.

Vivek Arya - BofA Merrill Lynch - Analyst

Thank you for taken my question. Rick, first one for you. Very encouraging to see these kind of results while most of your peers are missing and guiding down substantially. I understand there are a lot of companies, specific products [that might] — at work here, but was hoping you could give us some more color on end market or geographies so far in Q3? What you are seeing and what gives you the confidence this is going to be a short lived downturn?

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JULY 30, 2015 / 12:00PM GMT, NXPI - Q2 2015 NXP Semiconductors NV Earnings Call

Rick Clemmer - NXP Semiconductors N.V. - President and CEO

I think the thing that we see as we talk to our distribution partners and our customers — there are some areas that, clearly, we don’t see the same strength. The smartphone market outside of the leader in smartphones, basically, they’re, now even in China, beginning to struggle a little bit in terms of their volume. And clearly Samsung, as you saw with what they’ve announced is not performing at the level you would expect. So clearly there are areas where we’re not seeing as robust demand as people would’ve planned. The RF Power adjustments is clearly having an impact on our overall growth as well as that of the marketplace for base stations with the uncertainty created about everyone afraid to place orders because of concern on the investigations going on in China relative to the anti-bribery. What I’ve been told by a number of people in China is that, that can’t continue long because the demand for capacity is going to bring that back up. So what I think we see across the board is a more cautious attitude, but clearly no significant decline at this point, other than in the exception of the RF Power area. But it’s clearly more cautious area and one where people are a little more cautious about placing orders and putting orders on the books.

But the fundamental demand and the health of the world economy which has been tailored slightly, as you know. The world economic growth has been reduced by 0.2 or 0.3 of a point this year and clearly the uncertainty over China. Although the Chinese government has had a significant track record of being able to [chart] their way through these courses. So I think all of these things considered puts clearly more uncertainty associated with it, but not anything that we see a true weakness or precipitous decline associated with. And, again, it gets down to your engagement with customers and being able to deliver solutions that make a difference for them in the marketplace.

Vivek Arya - BofA Merrill Lynch - Analyst

Got it. And as a follow-up, these are very good cost control, both HPMS and standard project margins are close to the high end of your long-term targets, perhaps even exceeding them. Could you give us some sense of what’s helping this cost control? What are the other drivers to extract more leverage besides once you get to the Freescale transactions?

Peter Kelly - NXP Semiconductors N.V. - CFO

I think you’re right. And actually we were talking a little bit about it before the call. We talked previously about SG&A being around 10% of revenue. I think we’re demonstrating right now we can run at 9%. To be honest, some of that is simply because we’re not hiring ahead of the Freescale integration. So there are a few things that are drivers, really. One is we’re managing headcount much more tightly than we were earlier in the year. And, as usual, lots of small things. Keeping an eye on your travel; making sure you manage your variable costs. I think we got some benefit from R&D last quarter in terms of just the way [masks] fell, but I wouldn’t point to any one single thing. I think just across the board the team are doing a terrific job on managing OpEx and we’re seeing leverage on our OpEx as our revenue grows.

Vivek Arya - BofA Merrill Lynch - Analyst

Last quick one, if I could squeeze one, on the regulatory, any regulatory issues on the Freescale deal? I think you’ve mentioned confidence about closing it in Q4. Any regulatory issues at all that you might have seen so far? Thank you.

Rick Clemmer - NXP Semiconductors N.V. - President and CEO

Well, we continue to work our way through the process. We’ve had good exchange and good discussion with Mopcom in China. We continue to make good progress with the EU. We’re having a good interface and dialogue in the US. So I think things are on track associated with it. We obviously are not through the process, so until you’re through the process you can’t say for sure. But I think we continue to make good progress on it and it clearly is an area of focus for us to be able to get through that as soon as we can.

Vivek Arya - BofA Merrill Lynch - Analyst

Thank you.

Operator

C.J. Muse with Evercore.

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JULY 30, 2015 / 12:00PM GMT, NXPI - Q2 2015 NXP Semiconductors NV Earnings Call

C.J. Muse - Evercore ISI - Analyst

Apologies for my voice. I think I got a little bit of Irish black [young]. The question on SCD — can you talk about the 20% [up], how we should be thinking about units versus rising content there?

Peter Kelly - NXP Semiconductors N.V. - CFO

C.J., I think your voice sounds even worse than mine. If I could repeat your question, so it’s really about in connected devices, is the 20% just additional volume or do we have more content; is that it?

C.J. Muse - Evercore ISI - Analyst

Yes, that’s it.

Peter Kelly - NXP Semiconductors N.V. - CFO

I think what we’d say about secure connected devices, it’s going pretty much as we expected. I’ll guess at where you’re trying to go here. It’s a difficult question for us to answer for obvious reasons, but where we’re seeing some weakness is really in the android side of the business. And the rest of the business is going pretty much as you would expect and it’s really driven around volume rather than additional content.

Rick Clemmer - NXP Semiconductors N.V. - President and CEO

I think the one thing we’ve seen, we’ve seen a pushout of some of the acceleration that we had planned in China because the leader in mobile wallets is not moving quite as rapidly for implementation so that all the other smartphone guys in China have to have fundamental capabilities. So we’re engaged with all of those and they’re all aggressively reviewing it, but waiting for the right time to be able to drive the implementation because clearly it has an incremental cost on their bill of materials, so they want to be sure that they can provide the solution associated with it. We’re still just as positive about the general outlook associated with it, but the actual timing of the ramp clearly has moved out slightly associated with it.

C.J. Muse - Evercore ISI - Analyst

Real quick, on RF, have you guided in Q3 a full quarter of RF revenues and expenses or are you assuming only partial?

Peter Kelly - NXP Semiconductors N.V. - CFO

Full quarter. Down 40% on Q2.

Rick Clemmer - NXP Semiconductors N.V. - President and CEO

So, we guided a full quarter and we would anticipate that we would not close before the full quarter. Clearly if we were to do that, we would have to make adjustments but we would assume that we will close that in Q4, C.J.

C.J. Muse - Evercore ISI - Analyst

Thank you.

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JULY 30, 2015 / 12:00PM GMT, NXPI - Q2 2015 NXP Semiconductors NV Earnings Call

Operator

Blayne Curtis with Barclays.

Blayne Curtis - Barclays Capital - Analyst

Great job on the quarter. A couple of questions — on ID you mentioned a pickup in contact lists in the US, but also e-Gov driving that business. Just curious what you’re seeing in terms of when the US could convert over and what is the bigger driver in June, September? Is it still e-Gov? You also mentioned China. Some of the moving pieces on ID would be helpful.

Rick Clemmer - NXP Semiconductors N.V. - President and CEO

The most significant improvement continued to be in dual interface in China where we continued to see strength associated with the deployment in the market. Clearly there was some increase in the US on the contact side, as well as we are beginning to make some improvements now in dual interface in the US, albeit quite small. So I don’t think anything has changed relative to our anticipation of when the US market will really be implemented with EMV. It will be a slow progress, as we’ve talked about. We think that it’s a matter of several years. And depending on how it is implemented, there could be even more opportunity for [flow-intation] with contact. And then as they realize the advantages for the user interface on dual interface, actually then moving to dual interface. I think everything is pretty much as we’ve said over the last few quarters, no real changes associated with it. The near-term was driven by some incremental demand, primarily with China and dual interface, although the other two areas were positive factors as well.

Blayne Curtis - Barclays Capital - Analyst

The auto market, you’re obviously a content and share gainer and you mentioned Japan. That market is seasonally softer in the back half and you got a flat. So I think I know the answer here, but curious as to your thoughts on the end market, the health of the market. Obviously there’s been some concerns in China and such. Outside of your content story, what are you seeing just in terms of end-market trends in auto?

Rick Clemmer - NXP Semiconductors N.V. - President and CEO

We believe that we still see a pretty healthy general automotive market. We don’t see any real significant uncertainty associated with it. Clearly one month of decline in automotive sales in China with the uncertainty that the stock market declines brings is a factor, but we don’t see any significant adjustment in the overall automotive consumption. We’re still very positive about the general environment and continue to believe that it’s a significant opportunity for us, especially as we begin to think about some of the emerging areas that will not contribute significantly to near-term revenue, but will have a very significant in a long-term, specifically in the area of ADAS.

And with the combination with Freescale, once we get the regulatory approval, we see a significant opportunities to bring the portfolios together and really have a positive impact on our customers. And having met with customers a lot over the last quarter or so in combination with Greg at Freescale, just as introductory meetings, we’ve heard nothing but positive feedback from our customers associated with the opportunity that the combination that the portfolios bring.

Operator

Ross Seymore with Deutsche Bank.

Ross Seymore - Deutsche Bank - Analyst

Congrats from me as well. Great execution. A quick question on the SIP business. I know you have the 40% drop baked in for the HPRF side of things, but it seems like the resulting math for the remainder of that segment, sounds like it has to be up pretty strongly in the September quarter. Upper single digits; maybe even double digits. What’s going on in that sequentially?

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JULY 30, 2015 / 12:00PM GMT, NXPI - Q2 2015 NXP Semiconductors NV Earnings Call

Rick Clemmer - NXP Semiconductors N.V. - President and CEO

That business has a portion of the activity we have with some of the smartphone and tablet players. It’s positive and we continue to be pretty successful in the market with some of the new introductions of technology as well. So — what the hell is the technology, Jeff?

Jeff Palmer - NXP Semiconductors N.V. - VP of IR

Smart antennas. Technology and also the cyber security is doing well into the next quarter.

Rick Clemmer - NXP Semiconductors N.V. - President and CEO

Right. As well as the next generation of the interface products.

Jeff Palmer - NXP Semiconductors N.V. - VP of IR

USB type C.

Rick Clemmer - NXP Semiconductors N.V. - President and CEO

The USB type C, we’re beginning to see the initial activity associated with that as well, Ross.

Ross Seymore - Deutsche Bank - Analyst

Great. My follow-up on the SCD side of things, you mentioned a couple of different dynamics. That android was weak in China, I think we’re all aware of that. And then a little bit of a slowdown in the mobile wallet adoption. I noticed in your press release and in the presentation that you didn’t do anything to change the longer-term view of the growth rate of SCD and I appreciate one month or one quarter doesn’t cause you to really revisit that, but how do you see those markets actually reaccelerating? Do you think that android weakness is something that will be pervasive for a while or is this more of the pause that you used to describe the entire industry earlier?

Rick Clemmer - NXP Semiconductors N.V. - President and CEO

Ross, I think that it gets down to features. I think when you look at it clearly, Apple has been very successful vis-a-vis android in the features and with the high-end user appetite associated with it. When you think about the opportunity in China, I think with the current delayed deployment associated with that, it pushes out some of the implementations of the mobile wallet in the android platforms that are waiting to be in a position to drive that. So I think that’s really more of a temporary pause. I don’t think that you see any fundamental significant change associated with it.

I think there’s still the appetite by the users, but it’s all about the applications and the capability that different companies are able to bring. I think we’ve seen that clearly play out with what’s happened with the announcement associated with some of the results of the latest products that have been released, such as the new Samsung platform. But I don’t think it really changes that long-term outlook at all. I think it’s more of just a near-term blip associated with it more than any fundamental changes in the long-term growth.

Ross Seymore - Deutsche Bank - Analyst

Great. Thank you.

Operator

Steve Smigie with Raymond James.

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JULY 30, 2015 / 12:00PM GMT, NXPI - Q2 2015 NXP Semiconductors NV Earnings Call

Steve Smigie - Raymond James & Associates, Inc. - Analyst

I just wanted to follow up a little bit on the auto business. You kind of addressed it already in terms of its one month of weakness in China. But just in terms of if you see that kind of weakness, is that something if it were going to impact you that would have likely already occurred, so you are past that? Or is that something that causes the customers to sort of back off in the future? I’m just curious about the timing of when that impact might typically hit you.

Rick Clemmer - NXP Semiconductors N.V. - President and CEO

Well, I think the one-month reduction of auto demand in China clearly has probably played into the pool process because remember most of our customers, we have vendor-managed inventory, so we actually see that pretty real-time from the demand levels associated with it. But I don’t think it was an overwhelming factor in the health of the automotive industry. Based on what we see, we think it was more of just a short-term blip and we think that the overall demand for automotives is still quite positive. And our product portfolio and the increases in market share we have continues to play out well.

Steve Smigie - Raymond James & Associates, Inc. - Analyst

Then my follow-up is on the e-Gov business showing some strength here. In the past you provided some color on certain governments or organizations that are implementing programs. I was hoping you might be able to give us some color there that could give us some sense of sustainability in that growth. And one quick housekeeping, I think AMS mention they had purchased a small business from you. Was there any meaningful revenue impact for that in the Q3 guide? Thanks.

Rick Clemmer - NXP Semiconductors N.V. - President and CEO

First off, on the e-Gov side, we’ve always said that’s a lumpy business. And we had talked about a specific program a couple of years ago because of the significant size associated with it. We don’t see any individual government that’s at the same scale model associated with it. It’s going to continue to be lumpy. A lot of growth taking place in the Middle East and Africa on the e-Government side, but we would not want to comment on any specific country, I don’t think. Relative to the housekeeping on AMS, that was really a development project that we had that wasn’t as successful as we thought it could have been and we had to make some decisions about what we did.

We had a pretty good track record of investing in some development programs, and if we don’t feel like that they will meet our long-term objective, then we will either shut them down or sell those businesses. And in this case we sold that sensor business to AMS which they believed, with their margin structure and their company objectives, they can be successful with that business and we wish them well.

Peter Kelly - NXP Semiconductors N.V. - CFO

Normally we wouldn’t mention it, but I know AMS put it in their press release. It is about $1 million a quarter of cost that will go with it.

Rick Clemmer - NXP Semiconductors N.V. - President and CEO

And no real revenue.

Peter Kelly - NXP Semiconductors N.V. - CFO

No revenue.

Steve Smigie - Raymond James & Associates, Inc. - Analyst

Thanks, guys. Appreciate it.

Operator

Vijay Rakesh, Mizuho.

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JULY 30, 2015 / 12:00PM GMT, NXPI - Q2 2015 NXP Semiconductors NV Earnings Call

Vijay Rakesh - Mizuho Securities - Analyst

Good quarter [and solid guide] in this very bad macro backdrop, I guess. Yes, two questions here, one on the automotive side, as you look at the next 6 to 12 months, what are some of the big ramps you see there? Also on the ID side, you mentioned in China you’re seeing a dual interface ramp. How far are we into that ramp? Are we 20% done, or at the beginning? Can you give us some color on both? Thanks.

Rick Clemmer - NXP Semiconductors N.V. - President and CEO

In the dual interface, we’ve talked about we’re towards the tail end of that ramp associated with China. By the end of this year, they have indicated specifically you cannot use a card that’s not dual interface. So I would say if you put it in baseball terms, we’re probably in the seventh or eighth inning associated with that. It’s not like we’re early on in the ramp associated with it.

Jeff Palmer - NXP Semiconductors N.V. - VP of IR

But then we also remember we did see replacement orders afterwards over time.

Rick Clemmer - NXP Semiconductors N.V. - President and CEO

Over time. So it’s not a one-and-done type of a marketplace.

Jeff Palmer - NXP Semiconductors N.V. - VP of IR

Yes, but the ramp is kind of the —

Rick Clemmer - NXP Semiconductors N.V. - President and CEO

I forgot your second question. I apologize.

Vijay Rakesh - Mizuho Securities - Analyst

Just in automotive, actually look at the next 6, 12 months, what are the ramps you are seeing there?

Rick Clemmer - NXP Semiconductors N.V. - President and CEO

Well, we continue to see the ramp of some of our new engagements that we started several years ago. In automotive terms, that’s a new ramp associated with it on the remote keyless entry. And then we see the growth towards the end of 2017 in the first vehicle-to-vehicle design win that we had associated with a design win that will be rolled out in the 2017 model year. We think there is some opportunities in four to six quarters on some of the security products associated with it, but we have to be able to actually confirm those and be in a position to deliver that. But when you think about the relationship we have with automotive customers and the strength we have with our security portfolio, the opportunity is there for us to really be a significant participant in the securing of the car.

Jeff Palmer - NXP Semiconductors N.V. - VP of IR

If I could just add, we’re not changing any of our long-term growth rates that we provided last year at our Analyst Day. As we said in the past, we thought our auto group could grow high single digits over a three-year CAGR. So it’s really not about individual design sockets in the auto business, it’s more about a multigenerational trend of the revenue growth.

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JULY 30, 2015 / 12:00PM GMT, NXPI - Q2 2015 NXP Semiconductors NV Earnings Call

Vijay Rakesh - Mizuho Securities - Analyst

Got it. Great. One last question, if I may. On the foundry side, where are you guys, now — 40% out shows the intent to increase it, keep it at the same level? Thanks.

Peter Kelly - NXP Semiconductors N.V. - CFO

We’re about 50% outsourced on our IC business and it will continue to grow over time because effectively all of our revenue growth is sourced externally. So as we grow next year through being a $10 billion revenue Company and ultimately — not ultimately, but then to $20 billion, you’re going to see more and more of our — as a percent of our supply being external.

Vijay Rakesh - Mizuho Securities - Analyst

Thanks.

Operator

Tore Svanberg with Stifel.

Tore Svanberg - Stifel Nicolaus - Analyst

Thank you. Nice quarter. First question, some of your peers have talked about bookings being weak earlier in the quarter. But now early in this quarter actually starting to see some stabilization. I don’t know if that’s a comment you share.

Rick Clemmer - NXP Semiconductors N.V. - President and CEO

I think we’re not going to get into that. The truth is, [bookings] bounce around on a week-by- week basis and I think it’s hard to draw any real conclusion based on any near-term basis. I think we tried to give you the best outlook that we have within everything that we see taking into consideration, but the trends on a week-by-week basis has so much influenced by other factors that I think it’s hard to draw a real trend based on the near-term weekly impact.

Tore Svanberg - Stifel Nicolaus - Analyst

That’s very fair. As my follow-up you mentioned USB type C. I was just wondering where NXP participates there? Is it on the interface side; is it on the cable or both? If you could add some color to that, that would be great. Thanks.

Jeff Palmer - NXP Semiconductors N.V. - VP of IR

Actually, we think we can participate in about all parts of the USB type C marketplace, both in handsets and in PCs. You probably won’t see us on the real low end aftermarket dongle, where there is going to be some really low-end products. We see that market being maybe $1.4 billion in TAM size out in 2017 and we think we can get our own fair share of market share there. Guiding principle always being high RMS.

Rick Clemmer - NXP Semiconductors N.V. - President and CEO

The real key is the fundamental capability. It is not just about the silicon, per se, but it’s the ability to bring power and data and the real universal basis associated with it and we’re working with all of the leading customers on the implementation associated with that and think that our demonstration of our capability and leadership in that area will be well-served here.

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JULY 30, 2015 / 12:00PM GMT, NXPI - Q2 2015 NXP Semiconductors NV Earnings Call

Tore Svanberg - Stifel Nicolaus - Analyst

That’s really helpful. Thank you, guys.

Operator

Stacy Rasgon with Bernstein Research.

Stacy Rasgon - Bernstein Research - Analyst

First on the OpEx, I wanted to verify. You said you had delayed some hiring on the Freescale. But the OpEx control we’ve seen at this point — I just want to verify, this does not have anything to do with the synergies? All of the synergies that you’re looking for are still in front of us and they can layer in on top of the current OpEx run rate?

Peter Kelly - NXP Semiconductors N.V. - CFO

The way we’ve said you should look at the synergies is you take your forecast for NXP, your forecast for Freescale, add them together and add $500 million of profit. So, it’s all intact. But we’re not guiding synergies off this quarter’s OpEx level. That’s kind of irrelevant.

Rick Clemmer - NXP Semiconductors N.V. - President and CEO

So, Stacy, I think the key message we’re trying to get across is we’ve been really very thoughtful about any people additions in the near-term, because of the fact with the combination of both organizations, we know that in driving those synergies there’s going to be a number of people that are going to be affected. So we want to be sure that we have minimized the disruption by not significantly adding people in the current period that then might take jobs that we would have the ability to place people with the right skills associated with integration. So it’s really trying to be very thoughtful about the combination and how we can be in the best position moving forward associated with it. And it gives us some advantages in the near-term because we’re not ramping people additions as we would’ve originally planned associated with it. So that’s really what we were trying to communicate, Stacy.

Stacy Rasgon - Bernstein Research - Analyst

Thank you very much. That’s helpful. (Multiple speakers). Go ahead.

Peter Kelly - NXP Semiconductors N.V. - CFO

There’s one thing on that. I think the other thing I’d say is, there is, as you would expect, as we go into a merger, some noise around our results. But there are two things I would like to pick out, really. One is the fact that now on a standalone basis, I think I can run 9% SG&A. I think that’s a 100 basis point improvement over what we said previously. And the other thing is, and I’m not sure it got picked up totally, we’re carrying $10 million more interest costs per quarter because of the merger than you would have otherwise would have seen. Everything else being equal, our guidance for Q3 would’ve been $1.54, if I haven’t put that in debt in [place — merger] (technical difficulty). You are going to see some noise in the next quarter or two, but I think all the signals are very positive at the moment.

Stacy Rasgon - Bernstein Research - Analyst

Got it. That’s very helpful. Thank you. If I could do one quick follow-up on gross margins, we have a little bit of upside this quarter, you’ve got a little bit of upside in guidance for next quarter. Can you give us some feeling on the drivers of that? Is it mixed pricing efficiencies or something else? And has FX had any impact on any of the numbers in the quarter?

Peter Kelly - NXP Semiconductors N.V. - CFO

A couple of things. On gross margin, no one big thing. You see lots of moving parts. We have our regular ASP changes, continuing cost reduction and mix. Probably in those orders. But it’s slowly creeping up, which I think is really good news. FX, as we said earlier, although FX impacts our revenue, because there’s about 14.14% of our revenue is denominated in euros, we also have costs in OpEx denominated in euros. So they kind of offset each other so there’s no real impact at the EBIT level. Going from Q1 to Q2, revenue is about a $7 million headwind, which was pretty much expected in our guidance.

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JULY 30, 2015 / 12:00PM GMT, NXPI - Q2 2015 NXP Semiconductors NV Earnings Call

Stacy Rasgon - Bernstein Research - Analyst

Got it. Thank you, guys.

Operator

Ambrish Srivastava with BMO.

Ambrish Srivastava - BMO Capital Markets - Analyst

Thank you. Rick, you have been pretty good about articulating and then acting on that and I’m referring to businesses that you don’t deem to be core to the NXP portfolio and strategy. If I think about wireless infrastructure, now that you’ve sold the NXP piece, so you’re in effect be competing with a Chinese entity. Then AT&T recently was asked about what 5G does to CapEx and they said, well, SDN will have an impact of lowering capital intensity. So, is wireless infra something — not just because I’m negative on the volatility — [semis] and volatility go together. Is this an area that you see as something that fits into the NXP portfolio longer term? Thank you.

Rick Clemmer - NXP Semiconductors N.V. - President and CEO

I think the one thing that we have to consider is, with the transition, with NXP’s RF Power business being sold to JAC, and with us then acquiring the Freescale business, the Freescale business is the true industry leader associated with it. The margin performance of that business is clearly in line with our HPMS business. But as we’ve talked about before, we don’t like the fundamental volatility of that business. Not when it’s going up as rapidly as it did beginning late 2013 and throughout early 2014. And certainly not with the inventory correction that’s taking place by the industry in Q3.

But when you think about our strategy, as far as really focusing on being able to drive secure connections for the smarter world, one of the key things associated with that is being able to provide the infrastructure to accomplish those secure connections. And both the network processor at Freescale as well as the RF Power business clearly play a role in being able to facilitate that. So I think we’re very focused on those businesses and how any of our businesses can be a true industry leader and drive the kind of profit performance that we think is in the best interest of our shareholders. And clearly we think that business has that.

The downside is that you have clearly a more inherent volatility from a historic basis than what it has. I think we haven’t had the opportunity to spend a lot of time with the Freescale team associated with it, but clearly there are some emerging applications in the RF Power business that we think could be beneficial for that fundamental business stretching beyond just the base station market itself. So it definitely is a business that falls into the characteristics of our HPMS business from a profit performance viewpoint and a true industry leader where it’s at least more than 50% larger than the number two player. And so I think we feel pretty good about it.

Ambrish Srivastava - BMO Capital Markets - Analyst

Thank you.

Operator

Mark Lipacis with Jefferies.

Mark Lipacis - Jefferies LLC - Analyst

Thanks for taking my question. Rick, you mentioned integration planning with Freescale and I was hoping you could provide some more color on that. To what extent when you close the deal will you have your sales and systems integrated so the sales force is hitting the ground day one going after those revenue synergistic opportunities?

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JULY 30, 2015 / 12:00PM GMT, NXPI - Q2 2015 NXP Semiconductors NV Earnings Call

Rick Clemmer - NXP Semiconductors N.V. - President and CEO

Mark, we’re making a very significant investment. In fact, as Freescale talked about on their earnings call, we have joint teams across the Company. I think we have 35 or 40 teams across with at least one person from each Company working on these. And so I think, in total, we have maybe a couple hundred people that are actually working on the integration planning with a significant portion of their time being focused on that. So I think the synergies and the opportunity to work together on the planning for the integration for day one we’re making good progress on. As I mentioned earlier, we continue to be more excited talking with customers about the opportunity to bring the two product portfolios together. So the key for us is to get to the regulatory process, that we can be in a position to move forward quickly. But our objective is to be in a strong position for day one where we can hit the ground running and be sure that we don’t miss a beat with any of our customers on support and being able to drive the business opportunities to be able to drive solutions that have a favorable impact on our customers as they try to address some of the specific areas combining security and the computing capability to really be able to address the expanding connected device market going forward.

Mark Lipacis - Jefferies LLC - Analyst

Thanks. That’s helpful. Rick, a follow-up for you, if I may. I was hoping you would share your view on where the semiconductor industry is in the consolidation cycle and how does that affect your view on how to participate? That’s all I have.

Rick Clemmer - NXP Semiconductors N.V. - President and CEO

Thanks, Mark. I think the industry is clearly — we’ve been talking about this for a long time. The industry has — the industry is maturing. We don’t have the double-digit growth we had on a historic basis. And so with the slowing growth, you see a need for companies to be able to actually do transactions to consolidate the industry so that it can meet the requirements associated with shareholders. I think that we’re going to continue to see more and more of that. I think when you think about it,, there’s a large number of subscale semiconductor companies that cannot afford the long-term R&D investment, the intellectual property, the competitive manufacturing cost base is not having sufficient scale to be able to drive volumes with the foundries in the channeled market to be able to address that. So I think you’ll continue to see significant opportunities.

For us, the opportunity with Freescale is really not about scope or scale, it’s really about addressing the secure connected device market and being able to bring the combination of the strength that Freescale brings from the computing side with the strength that we have — NXP has on the security side as well as the connectivity side to be able to drive a more complete solution as we think about the connected device market going forward. So ours is really clearly driven by a strategic combination that we think creates significant value associated with that for our customers. I think going forward, from an NXP viewpoint, or the new NXP, we’ll continue to be focused on that with the opportunities, as Peter said, by the summer of next year, we will be back down below our 2 times annualized EBITDA objectives, so we will clearly have the opportunity to think about other alternatives that will bring a more complete solution for our customers as well as the opportunity to return capital to our shareholders. So I think we’re early on and there’s going to be continued activity associated with the consolidation of the industry.

Mark Lipacis - Jefferies LLC - Analyst

Thanks for those comments, Rick, that’s very helpful.

Jeff Palmer - NXP Semiconductors N.V. - VP of IR

Operator, we will take one more question and then we will end the call today.

Operator

John Pitzer with Credit Suisse.

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JULY 30, 2015 / 12:00PM GMT, NXPI - Q2 2015 NXP Semiconductors NV Earnings Call

John Pitzer - Credit Suisse - Analyst

Congratulations on the strong results given the industry backdrop. Rick, I was wondering if I could talk a little bit about your view of the industry back drop and specifically — I know it’s not a focus of the Company, but the standard products division tends to correlate most highly with the broad semiconductor market. You’re guiding up sequentially in the September quarter, which kind of implies that business flat year-over-year. That’s versus a lot of the broad-based peers that are guiding anywhere from down mid single digits to actually down high single digits year-over-year. I’m curious as to why that business seems to be doing better and in general you have a more positive backdrop, I think it, than some of your peers about the current market environment. And while we externally look at the one or two drivers of outperformance in revenue, I know internally you guys look at 56 different business lines. I’m curious if you guys have a breadth index that you look at that helps you monitor where you think we are in the cycle and what that might be telling you.

Rick Clemmer - NXP Semiconductors N.V. - President and CEO

Breadth index sounds like it’s something you need to take into account after you’ve been out and had a long night of drinking. But talking about our product portfolio, I think specifically in standard products, I think we tried to be specific associated with this. I think we see a cautious environment from our customers and distribution partners with some uncertainty. Part of that is driven from a macro basis, as the GDP growth continues to get trimmed, if you will. So not significantly reduced, but more of a trimming associated with the overall economic outlook. And so that ends up having an impact on [what we can] (technical difficulty) see from a semiconductor growth viewpoint.

I think for our standard products business, I think there are a couple of things coming into account. Q3 is usually our strongest quarter from a seasonal basis, so that’s clearly one factor associated with it. We talked about our distribution inventories being down at 2.3 months, which is really kind of below the low end of the range that we would like to have. So clearly we need to be in a position where we increase our distribution inventories from where it is because we pay these guys a good margin and we want to be sure that they carry the inventory to be able to meet our customer requirements. So I clearly would like to see that distribution inventory level at a higher level than it was at the end of Q2. So I think all of that kind of comes into account with the outlook that we have.

But from a general business environment viewpoint, I think we would say that it’s clearly cautiously — are more cautious than it was 90 days ago, but we did not see a precipitous decline associated with overall demand. I think you see a lot of noise in the market from the different companies with their outlook associated with it. Clearly that has to do a lot with individual company’s performance as well as the overall marketplace itself. And I think it’s hard to draw any conclusion about any individual company. Or any conclusion about the overall market from any the individual Company, including us, but on standard products itself, clearly I think the fact that seasonally Q3 is usually a pretty strong quarter. And the fact that our distribution inventory levels are unreasonably low at the end of Q2 is clearly a factor relative to our guidance in the standard products business for Q3.

John Pitzer - Credit Suisse - Analyst

That’s very helpful. A couple of quick ones for Peter. Peter, relative to the high performance RF sales, should we assume 1.5 points of headwind as we think about modeling December quarter growth or revenue? Then, I want to get some clarity around your comments today on operating margin and SG&A. Historically the narrative has sort of been we’re going to target an op margin range and if we drift above that for any reason we’re likely to reinvest the extra back into R&D to drive growth. I’m curious — I know that standalone Company targets are becoming less relevant given where you are in the merger, but should we start to think maybe that your historic margin targets are wrong and too low because you’re seeing better scale advantage?

Peter Kelly - NXP Semiconductors N.V. - CFO

Yes, let’s take that one first. We’ve said historically 26%. And we’re running 28% at the moment. I’d put that down to two things. I think as a standalone Company 28% is actually okay and it’s two things. One is I’m convinced now we can run SG&A at 9% instead of 10%. Then the one that’s kind of interesting is standard products are just performing absolutely brilliantly. And depending on how you look at that, our guidance has been more around the fact that maybe they should run in the high teens rather than 23% EBIT. So if you took them back to high teens, that’s another 1%, so my 26% going to 28% is structurally better performance in SG&A. And standard products are performing better than they expected. And what we’re not sure about for the moment is, is that a temporary thing or is that something they can continue to run with?

And to be honest, it just looks like the guys are doing a brilliant job and that’s what they can run with. So I’m very pleased that we’re up at the 28%. And neither of those two things I talked about impact our investments in the Company at the R&D level. In terms of RF Power it’s hard to give guidance. What we’ve said historically is I think it’s about a $450 million business a year and it runs at HPMS margin levels. So it just depends on what you think you might do in Q4. We’ve certainly given up trying to predict what the base station OEMs are doing with their inventory levels.

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JULY 30, 2015 / 12:00PM GMT, NXPI - Q2 2015 NXP Semiconductors NV Earnings Call

John Pitzer - Credit Suisse - Analyst

That’s helpful. Thanks.

Rick Clemmer - NXP Semiconductors N.V. - President and CEO

Thanks, John.

Operator

Thank you. I would now like to turn the call back to Rick Clemmer for closing remarks.

Rick Clemmer - NXP Semiconductors N.V. - President and CEO

Thank you, operator. Just to summarize once again for the quarter, the revenue of $1.51 billion, up 12% year on year, we believe continues to outperform our peer group average in Q2 by roughly 2 times, continuing the trend that we’ve been able to establish over the last few years. We grew operating profit 25% year on year to 27.8%, actually setting a record for the Company. And earnings-per-share growth of 32%, again setting a record for the Company. So we continued to feel very good about the financial performance of the Company and what we’ve been able to deliver. In addition, we generated $262 million of free cash flow, up 71% year on year, setting a good strategic position to be able to support the financial requirements associated with the merger with Freescale.

So again, we believe we are well-positioned to deliver on our long-term strategy and thank all of our shareholders for the continued support. I would like to also be sure that we thank all of the NXP and Freescale employees for all of their hard work on delivering the results as we prepare for the pending merger once we get the regulatory approval. Thank you very much and have a great day.

Jeff Palmer - NXP Semiconductors N.V. - VP of IR

Thank you, everyone.

Operator

Ladies and gentlemen, thank you for participating in today’s conference. This does conclude the program and you may all disconnect. Everyone have a wonderful day.

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